Exhibit 17

Dennis W. Sinclair

Oct 1, 2002

To the Board of Directors,

I resign from all positions at health track effective immediately. I will make myself available to the board through the end of the year for questions but will not be available for discussions that involve insider information.

I wish the board and the company all the best in the future.

All the Best,

By:	/s/ DENNIS W. SINCLAIR

Dennis W. Sinclair